December 23, 2005


Mr. David Knapfel
Treasurer and CFO
Sockeye Seafood Group
400-601 West Broadway
Vancouver, BC  V5Z 4C2
Canada

	Re:	Sockeye Seafood Group (Sockeye)
		File No.:  0-51197

Dear Mr. Knapfel:

      In your letter dated December 19, 2005, in response to the staff`s letter dated November 25, 2005 on the Item 4.01 Form 8-K filed November 17, 2005, you request the staff not object to the use of a Malaysia-based registered public accounting firm to audit the financial statements of Sockeye for its fiscal year ended December 31, 2005.

      Your letter states that Sockeye determined it was appropriate to hire an audit firm based in Malaysia since your previous U.S. accounting firm, Franklin Griffith and Associates, deregistered with the PCAOB and a new PCAOB registered accounting firm was therefore required. Sockeye concluded it would be appropriate to engage the Malaysia-based accounting firm, Esther Yap & Co., since you, as Sockeye`s Treasurer and Chief Financial Officer, live near Kuala Lumpur, Malaysia full time. Your letter further states that Sockeye intends to expand its operations into Malaysia and Southeast Asia.

      As a matter of policy, the SEC staff does not approve or disapprove of a registrant`s selection of a specific auditor, provided that the auditor meets the requirements of Article 2 of Regulation S-X and related guidance. However, based on the factors described in your letter, we do not believe that Sockeye should engage a registered public accounting firm based in Malaysia. This is principally due to the fact that Sockeye has no operations in Malaysia and none of its assets are located there.

      We believe Sockeye should immediately engage a registered public accounting firm based in the United States to serve as its auditor. If Sockeye`s operations outside of the United States become more significant in the future, we would consider a request to engage a firm that is based outside of the United States. In making this evaluation, the staff considers the factors outlined in Section 5:K of "International Reporting and Disclosures Issues in the Division of
Corporation Finance," which is available on the Commission`s website at: <http://www.sec.gov/divisions/corpfin/internatl/ cfirdissues1104.htm>.

      Our conclusion is based solely on the information included in your letter. Materially new or different facts and circumstances could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3512.


						Sincerely,



						Stephanie L. Hunsaker
						Associate Chief Accountant
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Sockeye Seafood Group, Inc.
December 23, 2005
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